

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-26-07





07050038

RECD S.E.C.
MAR 2 9 2007
1086

March 22, 2007

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2007

J. Scott Melton
Assistant General Counsel
Denny's Corporation
203 East Main Street
Spartanburg, SC 29319

Re: Denny's Corporation
Incoming letter dated January 26, 2007

Dear Mr. Melton:

This is in response to your letter dated January 26, 2007 concerning the shareholder proposal submitted to Denny's by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated February 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

852772

203 East Main Street, Spartanburg, SC 29319
864-597-8000


Denny's

January 26, 2007

VIA E-MAIL AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal by People for the Ethical Treatment of Animals

Ladies and Gentlemen:

Denny's Corporation, a Delaware corporation (the "Company"), has received a shareholder proposal dated December 13, 2006 (the "Proposal", attached as Appendix A), from People for the Ethical Treatment of Animals (the "Proponent" or "PETA") for inclusion in the Company's proxy statement for its 2007 annual meeting of shareholders (the "2007 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company intends to mail to shareholders, on or about April 20, 2007, its definitive proxy statement and form of proxy in conjunction with its 2007 Annual Meeting. That meeting currently is scheduled to be held on May 23, 2007. The Company intends to file definitive copies of its proxy materials with the Commission at the same time the proxy materials are first mailed to shareholders.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed are an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

I. The Proposal and Background

On December 6, 2004, the Company received a proposal from PETA which requested that the Company's board of directors "issue a report to shareholders by October 2005, prepared at reasonable cost and omitting proprietary information, on the feasibility of Denny's requiring its chicken suppliers to phase in controlled–atmosphere killing..." This particular stockholder proposal was sent to several companies in the restaurant industry, including McDonald's Corporation. McDonald's agreed to prepare the report on controlled-atmosphere killing ("CAK") requested by PETA (the "McDonald's Report", attached as Appendix B) in exchange for PETA's withdrawal of its proposal. By letter dated January 21, 2005 (attached as Appendix C), the Company agreed to send copies of the McDonald's Report to its chicken suppliers for use in improving the treatment of chickens, in return for PETA's withdrawal of its stockholder proposal. PETA subsequently withdrew its proposal to the Company. The McDonald's Report was released in June of 2005, and as agreed, the Company forwarded the report to all of its chicken suppliers. In the McDonald's Report, the Company indicated that it would conduct a follow-up assessment of CAK by the end of 2006 or sooner. To our knowledge, this follow-up assessment has not been released, but when it is released, the Company will review McDonald's follow up assessment and will forward the assessment to its chicken suppliers to assist them in their ongoing consideration of this emerging technology.

On December 21, 2005, the Company received a proposal from PETA which requested that the Company's board of directors issue interim reports to shareholders following the second, third and fourth quarters of 2006, detailing the progress made toward accelerating the implementation of CAK. By letter dated January 27, 2006 (attached as Appendix D), in return for PETA's withdrawal of its stockholder proposal, the Company agreed to review and share the findings of the update to the McDonald's Report with the chief executive officers of all of the Company's chicken suppliers.

The Proposal at issue requests that the Company's board of directors issue a report to shareholders on the feasibility of requiring its suppliers to phase in CAK, "the least cruel form of poultry slaughter available." The Proposal further requests that the report should be prepared by the end of November 2007 at a reasonable cost and should omit proprietary information.

The Company owns and operates the Denny's restaurant brand. As of December 27, 2006, the Denny's brand consisted of 1,545 restaurants, 521 of which are company-owned and operated and 1,024 of which are franchised/licensed restaurants. The Company's sales are broadly distributed across each of its dayparts (i.e., breakfast, lunch, dinner and late night); however, breakfast items account for the majority of the Company's sales. The Company's restaurants offer a variety of meat products, including beef, chicken and pork. The Company does not own or slaughter any animals that go into the restaurants' product offerings, but instead purchases meat products through independent suppliers.

II. Grounds for Exclusion

The Proposal may be excluded from the Company's proxy materials for the 2007 Annual Meeting under Rule 14a-8(i)(10) under the Exchange Act, because the essential objective of the Proposal has been substantially implemented.

The Staff has taken the position that shareholder proposals have been substantially implemented within the meaning of rule 14a-8(i)(10) when the company has implemented the essential objective of the proposal. *See, e.g.* PPG Industries, Inc. (January 19, 2004) (where the company had publicly issued an animal welfare policy committing the company to use alternatives to animal testing, proposal requesting that the board issue statement regarding similar issues was held excludable on basis of having been substantially implemented); Xcel Energy, Inc. (February 17, 2004) (where proposal requesting an assessment and report regarding reduction of emissions, which had already been initiated by the company, was held excludable on the basis of having been substantially implemented); and The Gap, Inc. (March 16, 2001) (proposal that requested a report on child labor practices of the company's vendors was held excludable because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information and stated its willingness to discuss the issues raised by the proposal with interested shareholders). Further, the exclusion under Rule 14a-8(i)(10) is "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 34-12598 (July 7, 1976). We believe that the Company has satisfied the substantial implementation test of Rule 14a-8(i)(10) for the reasons discussed below.

It is evident from the supporting statement contained in the Proposal that the essential objective of the Proposal is for the Company to urge its suppliers to implement CAK or, at the least, to urge its suppliers to evaluate the feasibility of CAK. The proposals that the Company received from PETA in 2004 and 2005 also had the same objective. That the Company is being asked to issue a feasibility report is superfluous to the underlying objective of the Company influencing its suppliers and eventually requiring them to implement CAK. As stated in its letter to PETA dated January 27, 2006, the Company will (and does) assist its suppliers in their ongoing consideration of CAK. The Company's management is committed to monitoring CAK technology developments and to reviewing research reports published by reputable scientific organizations and industry leaders in this regard. To this end, the Company has discussed and continues to discuss CAK and the humane treatment of chickens with its suppliers. Subsequent to sharing the McDonald's Report with its suppliers, the Company has provided them various trade reports on CAK supplier programs.

The Proposal requests the Company to issue a report on the feasibility requiring its chicken suppliers to phase in controlled-atmosphere killing and the Company does evaluate the feasibility of requiring its chicken suppliers to implement CAK. The Company has had a long-standing policy with respect to the humane treatment of animals and of working with its suppliers to ensure humane animal handling and care. In 2004, the Company formed an animal welfare task force. The Company also supports the animal welfare standards as developed by the Food Marketing Institute and the National Council of Chain Restaurants. The Company is continually working with its suppliers to ensure that the newest slaughter procedures are thoroughly tested and scientifically evaluated and, if satisfactory to the Company and its suppliers, implemented by the suppliers. Certain of the Company's suppliers have been and continue to evaluate CAK as a slaughter technique and the Company is committed to continuing to stay abreast of CAK technology. These evaluations consider a number of factors, including: animal welfare; scientific research and studies; production methods used commercially both in the U.S. and internationally; food safety and product quality; the safety of humans involved in the slaughter process; technical difficulties in operating equipment and procedures; environmental factors and expected costs. However, we are not in a position to recommend implementation of a new slaughter technique until both the Company and its suppliers are satisfied that such technique offers recognizable benefits--economically and with regard to the humane treatment of animals. It should be noted that the McDonald's Report itself draws no conclusion regarding the relative humaneness of CAK, but instead concludes that it would be "premature to require adoption of what is still an emerging technology." In addition, there is currently no chicken supplier that utilizes CAK that can provide portion-controlled, sliced chicken product to meet the Company's specifications. Nevertheless, as more studies are conducted and new procedures become available, the Company, together with its suppliers, will continue to consider and discuss the feasibility of different slaughter techniques--including controlled atmosphere killing.

Further to the point that the Proposal has been substantially implemented is the fact that PETA withdrew its 2004 shareholder proposal in response to the Company's agreement to review and send copies of the McDonald's Report (upon its completion) to its chicken suppliers. Then in 2006, PETA withdrew its 2005 shareholder proposal in response to the Company's agreement to review the update to the McDonald's Report and share the findings (and the findings of the original McDonald's Report) with the CEOs of all of the Company's poultry suppliers in order to "advance the ongoing dialogue at the senior level regarding the prospect of ultimately moving toward the adoption and implementation of the promising technology." As the essential objective of the Proposal is to have the Company urge its suppliers to implement CAK, Denny's has already implemented that objective by engaging in dialogue for the past two years with its suppliers regarding the implementation of CAK. That the Company's efforts show substantial implementation is evidenced by PETA's withdrawal of its proposal two years in a row.

In addition, the McDonald's Report is publicly available at www.mcdonalds.com/corp/invest/gov/mcd_cr062905.html and was itself issued in response to a shareholder proposal from PETA in 2004 that is very similar to this Proposal and to the proposal received by Denny's in 2004. The McDonald's Report has become the restaurant industry's preeminent report on CAK and is often referred to by chicken suppliers and consumers and by PETA itself. McDonald's is one of the largest buyers of chicken meat in the United States, while the Company purchases a very small percentage of chicken in the U.S. market (0.007% or 480,000 lbs purchased by the Company per week out of 660,000,000 lbs of chicken produced per week). Thus, since we have accomplished the "essential objective" of the Proposal and are thoughtfully and continuously considering these issues, to prepare a new report outlining the costs and benefits of CAK would be duplicative of McDonald's industry leading efforts and would be a waste of Company resources and of little value to the Company and its stockholders. Furthermore, the Company is always willing to discuss its approach to the issues raised by the Proposal with all interested shareholders.

It should be noted that in order to make the determination that a procedure or policy has been substantially implemented, the Commission does not require that a company implement every aspect of the proposal in question. *See* Exchange Act Release No. 34-20091 (August 16, 1983). *See also,* AMR Corporation (April 17, 2000), Masco Corp. (March 29, 1999; request for reconsideration denied on April 19, 1999), Erie Indemnity Company (March 15, 1999), AutoNation, Inc. (March 5, 2003; request for reconsideration denied on March 20, 2003) and AutoNation, Inc. (February 10, 2004; request for reconsideration denied on April 1, 2004), where in each instance the Staff concurred that an issuer may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed. Rather, a company need only have appropriately addressed the concerns underlying such a proposal. *See, e.g.* Texaco, Inc. (reconsideration request from company approved on March 28, 1991) (company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

We note that in Wendy's International, Inc. (February 8, 2005) and Hormel Foods Corporation (November 10, 2005) the Staff refused to allow similar CAK proposals to be excluded under Rule 14a-8(i)(10). However, in Wendy's International, the company's argument rested solely on its adoption of an animal welfare statement, and in Hormel, the company argued that it had already implemented CAK at its own turkey supply facilities but did not address its other poultry suppliers. The facts in the case at hand are distinguishable from the Wendy's and Hormel decisions because the Company has taken discrete, tangible action in evaluating, and urging all of its suppliers to evaluate, the feasibility of CAK as a new slaughter method. The Company monitors CAK developments and reviews research reports published by reputable scientific organizations and industry leaders such as McDonald's. In addition, we have directed our staff to monitor and review the follow-up assessment of CAK which McDonald's indicated that it would produce no later than the end of 2006.

We believe the Proposal has been substantially implemented by virtue of the Company's continuing active consideration of the feasibility of requiring chicken suppliers to implement CAK and related issues through our animal welfare task force, by providing the McDonald's Report to our chicken suppliers and the past and continuous dialogue with our suppliers regarding the McDonald's Report and humane treatment of chickens in general, by our continued commitment to further the dialogue regarding the adoption and implementation of CAK and by our willingness to discuss such issues with interested stockholders.

Based on the foregoing, the Company believes that it may omit the Proposal from its definitive proxy materials for its 2007 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials.

In order to facilitate transmission of the Staff's response to our request, our facsimile number is (864) 597-8950 and the Proponent's facsimile number is (757) 622-0457. Please call the undersigned at (864) 597-8672 if you have any questions or need additional information.

Thank you for your consideration.

Sincerely,



J. Scott Melton
Assistant General Counsel

Appendix A




RECEIVED
DEC 15 2006
By

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org


AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

December 13, 2006

Rhonda J. Parrish, Secretary and General Counsel
Denny's Corporation
203 E. Main St.
Spartanburg, SC 29319-9966

Dear Ms. Parrish:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 2,200 shares of Denny's Corporation common stock acquired more than three years ago. PETA has held these shares continuously for more than three years and intends to hold them through and including the date of the 2007 annual shareholders meeting.

Please contact the undersigned if you need any further information. If Denny's Corporation will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264, or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott, Manager
Factory Farming Campaigns

Enclosures: Morgan Stanley letter
2007 Shareholder Resolution

Report on Controlled-Atmosphere Killing

RESOLVED, in order to advance the interests of our company and the welfare of animals killed for its restaurants, shareholders request that the board of directors issue a report to shareholders on the feasibility of requiring its suppliers to phase in "controlled-atmosphere killing" (CAK), the least cruel form of poultry slaughter available. This report should be prepared by the end of November 2007 at a reasonable cost and should omit proprietary information.

Supporting Statement

Every chicken sold by Denny's is killed using the electric immobilization process, which involves dumping and shackling live birds, shocking them in an electrified water bath, slitting their throats, and defeathering them in tanks of scalding-hot water. Electric immobilization lowers product quality and is cruel:

- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled, which lowers meat quality.
- Birds flap about, and many miss the stun baths entirely; those who are shocked are merely immobilized and still feel pain afterward. Many birds also miss the killing blades. This means that live birds enter the scalding tanks, which decreases yield because these birds are condemned. It also increases contamination (live birds defecate in tanks). According to the U.S. Department of Agriculture (USDA) Food Safety and Inspection Service, "[P]oultry products are more likely to be adulterated if they are produced from birds [who] have not been treated humanely" (70 Fed. Reg. 56624).
- Workers handle live birds at every stage. Consequently, abuse has been documented at the plants of America's top poultry suppliers—including one where workers were found stomping on live birds, spitting tobacco in their eyes, and spray-painting their faces.

CAK is USDA-approved and improves product quality, yield, and animal welfare:

- With CAK, birds are placed in chambers while they are still in their transport crates, where their oxygen is replaced with inert gasses (i.e., argon and nitrogen), efficiently and gently putting them "to sleep."
- CAK improves product quality by lowering rates of broken bones, bruising, and contamination; increases shelf life by slowing down the decaying process; eliminates the possibility that conscious birds will be scalded to death (which would decrease contamination and increase yield); and eliminates the possibility of workers' abusing the animals, since birds are dead before being handled.
- Every published review of CAK—including one conducted by McDonald's—concludes that it is superior to electric immobilization with regard to animal welfare, as do top animal welfare scientists and meat-industry advisors like Dr. Temple Grandin and Dr. Ian Duncan.

Denny's has stated that it believes that "CAK has the potential to become a viable method of poultry slaughter … for all Denny's suppliers." Despite this—and even though CAK improves product quality and the treatment of animals and is a matter of significant social and public policy—Denny's has yet to produce a report on the feasibility of requiring its suppliers to adopt the technology. Clearly, it is in the company's best interests that shareholders vote for this resolution.

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 800 608 8163
tel 301 765 6460
direct 301 765 6460
fax 301 765 6464

MorganStanley

December 13, 2006

Ms. Rhonda J. Parish
Secretary
Denny's
203 East Main Street
Spartanburg, SC 29319

Re: Shareholder Proposal for Inclusion in the 2007 Proxy Materials

Dear Secretary Rhonda J. Parish:

Morgan Stanley is the record holder of 2,200 shares of Denny's Company common stock held on behalf of People for the Ethical Treatment of Animals.

People for the Ethical Treatment of Animals acquired these shares on October 23, 2003 and have held them continuously and without interruption since that time. People for the Ethical Treatment of Animals intend to continue holding these shares through the date of the 2007 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Sincerely,



Abril Azmi

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE OF THE BOARD OF DIRECTORS OF McDONALD'S CORPORATION

Regarding the Feasibility of Implementing Controlled Atmosphere Stunning for Broilers

June 29, 2005

INTRODUCTION

In November 2004, People for the Ethical Treatment of Animals ("PETA"), owners of 199 shares of the McDonald's Corporation ("McDonald's" or "the Company") common stock, submitted a shareholder proposal for inclusion in the Company's 2005 Proxy Statement requesting McDonald's Board of Directors to issue a report to shareholders on "the feasibility of McDonald's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could eventually bring to all our Company's slaughter facilities." PETA agreed to withdraw its proposal after the Board agreed to issue such a report on or before June 30, 2005.

The Company's Board of Directors has delegated the responsibility for the preparation of this report to its Corporate Responsibility Committee. The Corporate Responsibility Committee consists of four members, all of whom meet the independence requirements of the New York Stock Exchange. The Committee acts in an advisory capacity with regard to the company's policies and strategies related to issues of corporate responsibility, including (but not limited to) matters related to health and safety, and the environment. In fulfilling its charter responsibilities, the Committee has reviewed McDonald's animal welfare program and policies as part of its regular review of the Company's Corporate Responsibility Reports and other social responsibility initiatives. In addition, the Committee has recently reviewed and discussed the feasibility study regarding controlled atmosphere stunning for broilers prepared by McDonald's management (the "CAS Study")*. The CAS Study is attached to this report of the Committee.

McDONALD'S ANIMAL WELFARE INITIATIVES

The Committee and the Board support management's leadership efforts in the area of animal welfare. Although McDonald's is not directly involved in the raising, transportation or slaughter of animals, we understand the importance of the Company's role as a responsible purchaser. We know that safety and quality of food products begin at the farm and continue across the front counter of our restaurants. McDonald's animal welfare program, which is described in the CAS Study and on the Company's website, is

* The PETA proposal refers to controlled atmosphere killing (CAK). We use the term "controlled atmosphere stunning" as it is the more common term in scientific discourse.

an integral part of the Company's overall quality assurance program, which is designed to ensure the quality and safety of every McDonald's product served in over 30,000 restaurants around the world each day.

The Committee notes and is pleased that the Company has established an independent expert Animal Welfare Council to assist in educating our supply chain management on important technical issues and areas of priority that affect McDonald's and its food suppliers. We believe the use of established independent experts to guide the development and improvement of the Company's animal welfare program is appropriate and useful, given, among other things, the emerging and diverse nature of technology in all areas of food supply.

It is in the spirit of continuous improvement that the Board agreed to review issues with regard to the feasibility of requiring the Company's chicken suppliers to phase in controlled atmosphere stunning within a reasonable timeframe. To assist in its review, the Committee directed McDonald's management to prepare the CAS Study.

CAS STUDY

The CAS Study provides a thorough review of the development of CAS technology, animal welfare considerations and the experience of McDonald's European poultry suppliers that have used CAS at their plants. In preparing the CAS Study, management sought the advice of and received input from the independent Animal Welfare Council, and the CAS Study is consistent with their feedback and counsel. The Study summarizes areas of general consensus related to CAS, as well as issues that McDonald's management believes require further study, testing and other clarification as the CAS technology continues to emerge. We have reviewed and discussed the CAS Study with members of McDonald's Animal Welfare Team and executive management of the Company, and believe the Study provides a balanced assessment of current CAS technology and use.

CONCLUSION

Based on our review of McDonald's animal welfare program and the CAS Study, we have concluded that the Company's current standards for animal welfare are appropriate for the Company's global supply chain at this time. We believe that the application of CAS in commercial environments is still in the early stage of development, and therefore, it is premature to make any commitment on future actions at this time. Further, we believe it would be speculative at best to attempt to quantify the economic effect of this science on the Company or its suppliers at this time. We are confident, however, in management's commitment to monitor CAS technology. The Committee will continue to review and discuss future assessments in this and other areas of animal welfare improvements that are appropriate and sensible for the McDonald's business and will report to the full Board of Directors as needed to ensure oversight of these important issues.

McDONALD'S ANIMAL WELFARE FEASIBILITY STUDY CONTROLLED ATMOSPHERE STUNNING FOR BROILERS

REPORT PREPARED FOR McDONALD'S MANAGEMENT BY McDONALD'S ANIMAL WELFARE TEAM JUNE 2005

Introduction

In keeping with McDonald's commitment to animal welfare leadership, we continuously seek opportunities to ensure humane animal handling practices in our supply chain. In this effort, we are assisted by the advice and counsel of our Animal Welfare Council—a panel of independent experts specializing in relevant aspects of animal welfare science and animal welfare issues.[1] We also collaborate with our global meat suppliers to identify best practices, evaluate emerging technologies, and develop initiatives to advance our animal welfare commitment.

McDonald's is not directly involved in the raising, transportation, or slaughter of animals. Our role, therefore, is to work with our direct suppliers—those that take raw meat and process it into hamburgers, chicken filets, and other food products—to understand the relevant issues and collaboratively evaluate potential enhancements to our animal welfare program. Their practical experience makes them subject matter experts on what is feasible and what can advance humane treatment of animals at the processing stage.

After the formation of the Animal Welfare Council, in 2000, and in collaboration with our meat suppliers, we began to study the feasibility of incorporating controlled atmosphere stunning (CAS) into our animal welfare program.[2] Consistent with our commitment to continuous improvement and in response to supplier and other stakeholder interest, we recently undertook, at management's direction, to expand and update our examination of the relevant research and practical options.

The following report has been prepared for McDonald's management by McDonald's Animal Welfare Team—a cross-functional group of McDonald's internal experts on the issues. Consistent with management's direction, it reflects a variety of sources, including reports of third-party expert consultations and

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[1] A listing of current Animal Welfare Council members, with their credentials is available on our corporate Web site at http://www.mcdonalds.com/corp/values/socialrespons/resrecog/expert_advisors0/animal_welfare_council.html.

[2] Controlled atmosphere stunning is also sometimes called controlled atmosphere killing (CAK). We use the former term as more common in scientific discourse.

commissions, the experience of the McDonald's poultry suppliers in Europe that use CAS in some of their facilities, views of other poultry suppliers to the System, and input from McDonald's Animal Welfare Council. The report also draws on an extensive review of the scientific literature conducted for us by Dr. Simon Shane.[3]

The purpose of the report is to present our understanding of CAS and the feasibility of incorporating it into McDonald's global supply chain.

The report briefly:

- Places broiler stunning within the context of McDonald's global animal welfare program.
- Provides an overview of stunning technologies.
- Outlines the history of the development of CAS and related research.
- Summarizes our European poultry suppliers' views on the advantages and disadvantages of CAS.
- Identifies areas of expert consensus and areas where questions remain.

Management has reviewed and approved the report. The final section presents management's conclusions and direction for further action.

McDonald's Animal Welfare Program

McDonald's has a longstanding, publicly-recognized commitment to animal welfare. Four years ago, with the guidance of our Animal Welfare Council, we issued global Animal Welfare Guiding Principles. These principles set forth basic commitments that govern programs in all the countries where we do business.

We have established standards to articulate specific animal welfare expectations for our suppliers. They require, among other things, that "all animals be rendered insensible (unconscious so as not to experience pain) prior to and during the slaughter process." Our interest in the potential of CAS is thus an outgrowth of well-established corporate policy and our commitments to quality and humane animal handling practices.

Frequent staff and third-party audits verify adherence to our standards and promote continuous improvement. The audit protocol for poultry processing facilities includes a number of objective measures of proper bird handling and stunning efficiency. Last year, more than 140 poultry processing facilities were audited—most of the facilities that supply the worldwide McDonald's System.

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[3] Dr. Shane is the author of numerous publications on poultry science issues and Professor *Emeritus* of the School of Veterinary Medicine, Louisiana State University. He is currently an Adjunct Professor in the Department of Poultry Science, North Carolina State University.

Stunning Technologies

The standard in modern poultry processing plants is to render birds insensible—that is, unconscious and incapable of feeling pain—prior to slaughter. The process is known as "stunning."

There are two basic technological approaches to stunning—electrical stunning and CAS. With the former, stunning is achieved by wetting the birds' heads in a brine bath and creating an electrical circuit between their heads and the shackle holding their feet. CAS achieves insensibility by exposing broilers to either a mixture of inert gases (nitrogen and argon) or concentrations of carbon dioxide. The gas mixture deprives birds of oxygen, causing them to lose consciousness.

The technologies involve differences beyond the methods used to render birds insensible. For example, in electrical stunning systems, birds are removed from the delivery crates and shackled before stunning. In CAS systems, birds are exposed to the gases while still in the delivery crates or after being unloaded onto a conveyer belt. This, among other differences, has animal welfare implications and thus must be considered in assessing technological alternatives for stunning.

Development of CAS Technology

CAS was developed in the UK in response to dissatisfaction with electrical stunning, as practiced in the 1980's. Because early stunners were ineffective, a high AC voltage had to be used to achieve reliable stunning. This ensured insensibility prior to further processing, but it impaired meat quality. Questions were also raised about the animal welfare aspects of electrical stunning, principally because the process could be inconsistent and thus not render all birds insensible prior to slaughter.

Such problems stimulated research to develop CAS as an alternative to electrical stunning. Much of the work has been conducted at Bristol University by Dr. Mohan Raj and colleagues. In a lengthy series of studies, commencing in1990, they and later others measured the reliability of various gas mixtures as agents to induce unconsciousness and the exposure times that different combinations of gases required for effectiveness.[4]

Successive studies evaluated various mixtures of carbon dioxide, nitrogen, and oxygen. Others evaluated the use of an argon environment with variable small amounts of oxygen. Researchers also tested a two-stage induction of insensibility using successively higher concentrations of carbon dioxide and a

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[4] As part of his work for us, Dr. Shane provided an account of the technical aspects of these studies and others focused on certain animal welfare aspects of CAS.

three-part mix of carbon dioxide and oxygen in argon. These studies progressively refined CAS options, effectively eliminating some mixtures as inefficient and identifying others as preferable.[5]

Still other studies compared carbon dioxide stunning, at various concentration levels, to high-voltage electrical stunning. A simulation study of this sort found that both carbon dioxide mixtures at higher levels and high-voltage electrical systems were effective as stunning methods but that each produced distinctive types of carcass injury.

Another U.S. study, by scientists at the University of Georgia, addressed the issue of aversion, *i.e.*, negative responses to concentrations of carbon dioxide. They reviewed the two-stage carbon dioxide approach and found that, at a 30% concentration, the two-phase combination optimized stunning efficiency, minimized aversion and convulsions, and was irreversible. Several studies in the U.S. focused on the relative effects of different stunning gases (nitrogen, argon, and carbon dioxide) on meat quality and found no significant difference.

Animal Welfare Considerations

Concurrent with other CAS research, certain studies examined particular animal welfare aspects of various gas mixtures proposed for CAS. These studies looked at respiratory responses, head shaking, and other signs of apparent distress or used EEG tracings.

In 1998, the European Commission's Scientific Committee on Animal Health and Animal Welfare reviewed available research and issued a report on the suitability of CAS from an animal welfare perspective. It concluded that the use of gas mixtures for stunning or killing birds can eliminate stresses associated with electrical stunning, but that none of the major gas mixtures in current use had been sufficiently researched to permit "firm recommendations."

The Committee also identified additional research needs and set forth types of scientific evidence that would be required for approval of a gas mixture. The factors it said should be considered were:

- Aversion to the method, *i.e.*, its potential for causing distress, as determined through observations of behavior, hormonal changes, and/or other means.
- Exposure times required to stun or kill effectively, based on evidence of unconsciousness or death.
- Neck-cutting intervals required to avoid recovery of consciousness.

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[5] For example, these studies and others that followed have led to a general consensus that, for carbon dioxide mixtures, a two-stage induction process is preferable to initially exposing birds to a concentration level high enough to ensure continuing insensibility.

- Effects on carcass and meat quality.
- Effects on worker safety.
- Practicality of the method.

Unresolved issues the Committee noted are still subjects of research and debate.

In December 2000, a symposium on CAS was held in Oldenburg, Germany. Reported research included a trial conducted under the auspices of the EU Volair Study. In this study, EEG data and behavior were monitored during successive phases of anesthesia and euthanasia using a variety of gas mixtures. Animal welfare was also evaluated on the basis of physical signs of agitation, discomfort, or distress during the period of consciousness. The symposium ultimately endorsed several versions of two-phase and three-phase carbon-dioxide systems.

In June 2004, the Scientific Panel on Animal Health and Welfare of the European Food Safety Authority (EFSA) issued a report on the main systems of stunning and killing commercial species, including poultry. The panel indicated its preference for CAS technology, but noted the need for further research to determine the appropriate gas mixture and other specifications, *e.g.*, the duration of unconsciousness after stun. More generally, the panel concluded that "there is an urgent need for further detailed investigations of the mechanisms and effects of the different stunning methods, their technical and organizational performance in practice and improved and continuing education of the staff to ensure good animal welfare."

Also in June 2004, the Humane Slaughter Association (HSA) and the Universities Federation for Animal Welfare (UFAW) held a workshop on CAS in poultry processing to disseminate information and potentially forge a consensus about the state of the art and future direction. Participants included representatives from academia, manufacturers of CAS systems, the poultry industry, and the UK Department for Environment, Food, and Rural Affairs (DEFRA).

Discussion focused on research into the effects on birds of the two main approaches to CAS—CO_2 mixtures and anoxic (argon/nitrogen) mixtures. The consensus was that the studies "provide important information but don't seem to resolve all the issues related to current CAS systems. They also have the limitation of not being carried out in commercial conditions." More specifically, the group found that:

- Commercially, there may be some birds that show signs of recovery before killing and that this issue may have to be resolved if CAS is to be widely adopted in Europe.

- "There seems to be a question mark about the experience of birds flapping in anoxic gas mixtures," *i.e.*, whether the birds are still conscious or have periods of consciousness and, if so, whether the flapping is distressful or painful.
- There is "undoubtedly unpleasantness associated with the most common CO_2 mix.... We seem to have a better understanding of the problems of the CO_2 mix, but it does not meet all the criteria we would like in a CAS system."
- "The choice may be between an unpleasant or painful initial phase but apparent calm subsequent transition from unconsciousness to death or a non-aversive initial phase but with a potentially violent or distressing transition to death."[6]

In December 2004, at a seminar sponsored by the U.S. Department of Agriculture, Dr. Raj reiterated his view that argon/nitrogen gases are superior, from an animal welfare perspective, to carbon dioxide. The key difference, he argued, is that they induce death through anoxia (oxygen deprivation) rather than suffocation. However, earlier in the year, a comparative laboratory-scale trial using carbon dioxide mixtures at the University of Georgia found no negative welfare concerns associated with carbon dioxide use.

In the UK, DEFRA is currently in the final stages of a CAS study that will address, among other issues, whether CAS is a humane approach, particularly as compared to electrical stunning, and whether any gas mixtures are preferable or, alternatively, so inferior as to merit prohibition. This study is expected to influence new animal welfare legislation in the UK and at the EU level.

There are other pending regulatory developments that may have practical implications for CAS feasibility. The European Commission is working on a directive that will provide further stunning guidance for poultry suppliers in all member countries. The directive will presumably reflect the June 2004 EFSA Scientific Panel report.

At the global level, the UN Office International des Epizooties (OIE)—the lead agency for global guidance on animal health and animal welfare policies—has just adopted guidelines on humane slaughter. These cover, among other things, uses of electrical stunning and of CAS, both with CO_2 mixtures and inert gases. The guidelines express no preference for one method over others. Rather they identify, for each method, animal welfare concerns and/or implications and key animal welfare requirements. OIE guidelines serve as a source of scientific expertise for national governments, industry, and other stakeholders.

There are thus uncertainties from both a research and a regulatory perspective. In an as-yet unpublished paper, Dr. Temple Grandin observes, as did the

---

[6] The foregoing is based on a summary of workshop highlights provided by HSA. A report on the proceedings was published in *Animal Welfare 2005,* 14:63–88.

HSA/UFAW group, that the translation of research results into commercial use introduces additional factors.[7] "Inert gas mixtures that may work in a small box in the lab," she writes, "may not work out in the commercial plant."

Experience of McDonald's European Poultry Suppliers

McDonald's has learned about the practicalities of CAS technology through the direct experience of some of our poultry suppliers in Europe. They have been using the technology at a few of their plants—in one instance for as long as seven years—and are considering potential expansion. We are continually assessing their feedback on the process.

Benefits they have noted thus far include improvements in:

- Bird handling, because birds are not shackled while conscious or subject to certain irregularities incident on electrical stunning *e.g.*, pre-stun shocks.
- Stunning efficiency.
- Working conditions due to reduced needs for physically handling live birds.
- Meat yield and quality.

Supplier input also indicates certain disadvantages to CAS, specifically:

- Gas control systems are more complex than electrical stunning systems. They require specialized worker training and ongoing monitoring to maintain the proper proportion of gases and avert safety risks.[8]
- Initial capital costs and gas supply costs are high.
- Gas systems require more space in processing plants than electrical systems. Reconfiguring smaller plants to accommodate a gas system may be difficult.
- Feather removal can be more difficult, and there may be scratching and/or wing damage.

---

[7] Dr. Temple Grandin is an Associate Professor of Animal Science at Colorado State University and a member of our Animal Welfare Advisory Council. Further information about Dr. Grandin and her work, including findings and recommendations on stunning, is available on her Web site, www.grandin.com.
[8] Electrical stunning systems must also be monitored, but gas systems are subject to greater and more frequent fluctuations. In her aforementioned paper, Dr. Grandin notes the need for frequent adjustments in a CAS gas mixture, based on direct observations of bird reactions. "Slight changes in the mixture can cause birds to flap violently.... Changes in wind direction around the plant or fans turning on in the plant can change the gas composition."

Other Technological Developments

While CAS technology was developing in Europe, electrical stunning technology was evolving in the U.S. As a result, U.S. poultry processing plants commonly use low-voltage AC or DC electrical stunners that can render birds insensible before slaughter without affecting meat quality.

In 1997, a further improvement was introduced, based on research on electro-anesthesia for humans. This technology uses a low-voltage, pulsed DC current followed by a constant low-voltage AC current, rather than a constant low-voltage

current of either wave type. The pulsed DC current is used to stun the bird. The AC current then prolongs the stun while the bird is moved down line for further processing. The two-phase technology is commercially available and is used in some plants that supply McDonald's in the U.S. and the UK, as by well as other poultry suppliers.

Assessment of Existing Knowledge

Research and practical experience to date have led to widespread consensus on certain issues. Other issues remain unsettled. These await further research and/or testing in actual commercial environments.

Areas of General Consensus

Experts seem largely to concur on the following basic premises related to CAS:

- When compared to stunning with a high-voltage AC current, CAS has advantages from both an animal welfare and a meat quality perspective.
- CAS obviates potential distress and injury resulting from the physical handling and shackling of unstunned birds.
- Certain other potential causes of distress are eliminated, *e.g.*, premature shocks, cases of inadequate stunning.
- Properly designed and operated CAS systems can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress.

Issues Requiring Further Study, Testing and/or Other Clarification

- *Appropriate gas mixture.* As indicated above, researchers and CAS manufacturers differ on the appropriate gas mixture to use. From an animal welfare perspective, the debate is critical because at least one well-recognized authority, Dr. Raj, maintains that use of carbon dioxide causes pain and panic reactions, while other experts have concluded that multi-phase carbon dioxide systems are humane.

- *Regulatory environment in Europe.* The unresolved debate about gas mixtures is reflected in the regulatory environment and thus has implications for feasibility. For example, country-level legislation in Europe would, at this point, preclude the universal adoption of any CAS system for McDonald's poultry supply chain. Great Britain permits only single-phase systems, while France permits only two-phase carbon dioxide systems. Although most European countries have no explicit legislation on the issue, their *de facto* permissiveness is not necessarily long-lived and so cannot be relied on. The pending EU legislation noted above could establish new limits on CAS options.

- *Design of current major CAS systems.* The design of major CAS systems in current use also raises unanswered questions with potential implications for animal welfare. For example, the OIE guidelines cite possible recovery of consciousness with systems using inert gases, *i.e.*, argon and nitrogen.[9] It has also been found that, when exposed to oxygen-depriving environments in commercial settings, some proportion of birds will respond with strenuous wing-flapping. Researchers differ on whether the birds are still conscious when the flapping begins and, if so, whether the flapping is associated with distress or pain.

- *Worker health and safety issues.* There are also worker health and safety risks associated with the use of pressurized gas systems, particularly those designed to induce oxygen deprivation. It is unclear that these risks have been adequately assessed and appropriate safeguards developed.

Management Conclusions

Based on our review of this study by McDonald's Animal Welfare Team, we agree that CAS has potential. We will continue to explore the practical experience of our European suppliers who use CAS systems. We will also support efforts to improve understanding of the technological issues involved in commercial CAS applications and act to accelerate further developmental work.

Given the remaining unanswered questions, however, it would be premature to require adoption of what is still an emerging technology.

We can see that there have been significant laboratory trials related to different types of gases, mixtures, exposure times, and concentrations. Yet unresolved issues remain for both principal gas mixture types, including the possibility that birds may experience pain or distress before insensibility is achieved. Significant

[9] The guidelines also note animal welfare concerns for CO_2 mixtures—specifically, aversive reactions to high CO_2 levels, respiratory distress, and possibilities of inadequate exposure.

new research and reports are expected in the near future. We need to consider them before making any definitive conclusions or commitments.

There is also still much to learn about the application of CAS in commercial environments. As a responsible company, we must have higher confidence that any significant investment we require of our suppliers will not prove problematic or be rapidly superseded by improved technology.

Like all McDonald's supply chain quality systems, our animal welfare program aims toward continuous improvement. In that spirit, staff will, at our direction, continue their efforts to learn more about CAS. While still monitoring CAS technology advances in Europe, they will also study the results of our poultry processing facility audits. These, we believe, can be a useful source for assessing the animal welfare implications of different stunning systems and potentials for improvement.

Concurrently, McDonald's Animal Welfare Team will continue work with our U.S.-based poultry suppliers to improve the effectiveness of their electrical stunning processes. We recognize animal welfare issues in the existing technology. Working with our suppliers, researchers, and other scientific experts, we will explore newer, emerging systems and methods that may address such animal welfare concerns as pre-stun stress, cases of inadequate stunning, and potential stresses and injuries related to bird catching, transportation, and shackling. We do not want, at this point, to rule out the possibility of further technological advances that would obviate these animal welfare concerns.

Anticipating additional experience, further evolutions in the scientific research, policy developments, and perhaps developments in commercial applications as well, we have directed staff to closely monitor developments in CAS technology and to conduct a follow-up assessment of CAS no later than the end of 2006 and sooner if new developments warrant.

APPENDIX I
LITERATURE REVIEW[10]

Berry, P.S., Meeks, I.R., Tinker, D.B., and Frost, A.R. (2002) "Testing the Performance of Electrical Stunning Equipment for Poultry." *Veterinary Record* 151:338-339.

Bilgili, S.F. (1992) "Electrical Stunning of Broilers – Basic Concepts in Carcass Quality Implications: A Review." *J. Appl. Poultry Res.* 1:135-146.

Coenen, A., Smit, A., Zhonguhua, L., and van Luijtelaar, G. (2000) "Gas Mixtures for Anesthesia and Euthanasia in Broiler Chickens." *World's Poultry Science J.* 56:225-234.

Craig, E.W. and Fletcher, D.L. (1995) "A Comparison of European (EC) and US Electrical Stunning Systems on Broiler Carcass and Meat Quality." *Poultry Science* 74:30 (Abst.).

Gade, P.B., von Holleben, K., and von Wenzlawowicz, M. (2001) "Animal Welfare in Controlled Atmosphere Stunning (CAS) of Poultry Using Mixtures of Carbon Dioxide and Oxygen." *World's Poultry Science J.* 57:191-200.

Gerritzen, M.A., Lambooij, E., Hillebrand, S.J.W., Lankharj, A.C., and Pieterse, C. (2000) "Behavior Responses of Broilers to Different Gaseous Atmospheres." *Poultry Science* 79:928-933.

Göksoy, E.O., McKinstry, L.J., Wilkins, L.J., Parkman, I., Phillips, A., Richardson, R.A. and Anil, M.H. (1999) "Broiler Stunning and Meat Quality." *Poultry Science* 78:1796-1800.

Gregory, N.G. and Wilkins, L.J. (1989) "Effect of Ventricular Fibrillation at Stunning and on Ineffective Bleeding on Carcass Quality Defects in Broiler Chickens." *British Poultry Science* 30:825-829.

Gregory, N.G., Wilkins, L.J., Walton, S.B. and Middleton, A.L.V. (1995) "Effects of Current and Waveform on the Incidence of Breast Meat Hemorrhages in Electrically Stunned Broiler Chicken Carcasses." *Veterinary Record* 137:263-265.

Gregory, N.G. and Wotton, S.B. (1989) "Effect of Electrical Stunning on Somatosensory-Evoked Potentials in Chickens." *British Vet. J.* 145:159-164.

Hillebrand, S.J.W., Lambooy, E., and Veerkamp, C.H. (1996) "The Effects of Alternative Electrical and Mechanical Stunning Methods on Hemorrhaging and Meat Quality of Broiler Breast and Fine Muscles." *Poultry Science* 75:664-671.

[10] Prepared for McDonald's Animal Welfare Team by Dr. Simon Shane.

Ingling, A.L. and Keunzel, W.J. (1978) "Electrical Terminology, Measurements and Units Associated with the Stunning Technique in Poultry Processing Plants." *Poultry Science* 57:127-133.

Keunzel, W.J. and Ingling, A.L. (1977) "A Comparison of Plate and Brine Stunners, AC and DC Circuits for Maximizing Bleed-Out in Processed Poultry." *Poultry Science* 56:2087-2090.

Kotula, A.W., Drewniak, E., and Davis, L.L. (1957) "Effect of Carbon Dioxide Immobilization on the Bleeding of Chickens." *Poultry Science* 36:585-588.

Lambooij, E., Gerritzen, M.A., Engel, B., Hillebrand, S.W.J., Lankhaar, J., and Pieterse, C. (1999) "Behavioral Responses During Exposure of Broiler Chickens to Different Gas Mixtures." *Applied Animal Behavior Science* 62: 255-265.

McNeal, W.D. and Fletcher, D.L. (2003) "Effects of High Frequency Electrical Stunning and Decapitation on Early Rigor Development and Meat Quality of Broiler Breast Muscle." *Poultry Science* 82:1352-1355.

Mench, J.A., (1992) "The Welfare of Poultry in Modern Production Systems." *Poultry Science Rev.* 4:107-128.

Mohan Raj, A.B., and Gregory, N.G. (1990) "Effect of Rate of Induction of Carbon Dioxide Anesthesia on the Time of Onset of Unconsciousness and Convulsions." *Research in Vet. Science* 49:360-363.

Mohan Raj, A.B., and Gregory, N.G. (1990) "Investigation into the Batch Stunning/Killing of Chickens Using Carbon Dioxide or Argon-Induced Hypoxia." *Research in Vet. Science* 49:364-366.

Mohan Raj, A.B., Gregory, N.G., and Wotton, S.B. (1990) "Effect of Carbon Dioxide Stunning on Somatosensory Evoked Potentials in Hens." *Research in Vet. Science* 49:335-359.

Morton, D.B.,(2004) "Does Broiler Welfare Matter and To Whom" in Weeks, C.A. and Butterworth, A., eds., *Measuring and Auditing Broiler Welfare*. CABI Publishing, Cambridge, MA, p. 241-250.

Poole, G.H., and Fletcher, D.L. (1994) "Effects of Argon, Nitrogen, and Carbon Dioxide Gas Killing on Blood Loss, pH, R-Value and Breast Meat Texture of Broiler Chickens." *Poultry Science* 73:155 (Abst.).

Poole, G.H. and Fletcher, D.L. (1995) "Effects of a Modified Atmosphere Stun-Kill System (MASK) on Broiler Breast Muscle pH and Texture." *Poultry Science* 74:79 (Abst.).

Poole, G.H. and Fletcher, D.L. (1995) "A Comparison of Argon, Carbon Dioxide, and Nitrogen in a Broiler Killing System." *Poultry Science* 74:1218-1223.

Poole, G.H., Fletcher, D.L., and Webster, A.B. (1997) "Evaluation of a Two-Stage Carbon Dioxide Modified Atmosphere Stunning-Killing (MASK) System for Broilers." *Poultry Science* 76:119 (Abst.).

Raj, A.B.M. (2003) "A Critical Appraisal of Electrical Stunning in Chickens." *World's Poultry Science J.* 59:89-98.

Raj, A.B., Gregory, N.B. and Wilkins, L.J. (1992) "Survival Rate and Carcass Downgrading After the Stunning of Broilers with Carbon Dioxide-Argon Mixtures." *Veterinary Record* 130:325-328.

Raj, A.B.M. and O'Callaghan, M. (2004) "Effects of Electrical Water-Bath Stunning Current Frequencies on the Spontaneous Electroencephalogram and Somatosensory Evoked Potentials in Hens." *British Poultry Science* 45:230-236.

Raj, M. and Tserveni-Gousi, A. (2000) "Stunning Methods for Poultry." *World's Poultry Science J.* 56:291-304.

Sackheim, H.A., Long, J., Luber, B., Moeller, J.R., Prohovnik, I., Devanand, D.P., and Nobler, M.S. (1994) "Physical Properties and Quantification of the ECT Stimulus. I. Basic Principles." *Convulsive Therapy* 10:93-123.

Savenije, B., Lambooij, E., Gerritzen, M.A., and Korf, J. (2002) "Development of Brain Damage as Measured by Brain Impedance Recordings, and Changes in Heart Rate and Blood Pressure Induced by Different Stunning and Killing Methods." *Poultry Science* 81:572-578.

Savenije, B., Schreurs, F.J.G., Winkelman-Goedhart, H.A., Gerritzen, M.A., Korf, J., and Lambooij, E. (2002a) "Effects of Feed Deprivation and Electrical, Gas, and Captive Needle Stunning on Early Postmortem Muscle Metabolism and Subsequent Meat Quality." *Poultry Science* 81:561-571.

Webster, A.B. and Fletcher, D.L. (2001) "Reactions of Laying Hens and Broilers to Different Gases Used for Stunning Poultry." *Poultry Science* 80:1371-1377.

Webster, A.B. and Fletcher, D.L. (2004) "Assessment of the Aversion of Hens to Different Gas Atmospheres Using an Approach-Avoidance Test." *Applied Animal Behavior Science* 88:275-287.

Wilkins, L.J., Gregory, N.G., Wotton, S.B. and Parkman, I.D. (1998) "Effectiveness of Electrical Stunning Applied Using a Variety of Waveform-Frequency Combinations and Consequences for Carcass Quality in Broiler Chicken." *British Poultry Science* 39:511-518.

Wooley, S.C., Borthwick, F.W., and Gentle, M.J. (1986) "Flow Routes of Electric Currents in Domestic Hens During Pre-Slaughter Stunning." *British Poultry Science* 27:403-408.

Wooley, S.C., Borthwick, F.J.W., and Gentle, M.J. (1986) "Flow Routes of Electric Currents in Domestic Hens During Pre-Slaughter Stunning." *British Poultry Science* 27:403-408.

Wotton, S.B. and Wilkins, L.L. (1999) "Effect of Very Low Pulsed Direct Currents at High Frequency on Return of Neck Tension in Broilers." *Veterinary Record* 145:393-396.

Wotton, S. and Wilkins, L.J. (2004) "The Primary Processing of Poultry" in Weeks, C.A. and Butterworth, A., eds., *Measuring and Auditing Broiler Welfare*. CABI Publishing, Cambridge, MA, p. 161-180.

Document #: 210748-v1

Appendix C

203 East Main Street, Spartanburg, SC 29319
864-597-8000


Denny's

January 21, 2005

Dr. Steven Gross
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Dear Dr. Gross:

Denny's applauds PETA's work with McDonald's to study controlled-atmosphere killing as a way to advance the cause of the humane treatment of chickens raised for food.

Upon completion of the McDonald's CAK report, we will review and send copies of the report to Denny's suppliers for use in improving the treatment of chickens. We are taking this action in good faith and with the understanding that PETA will in turn withdraw its Shareholder Resolution dated December 7, 2005.

We wish to reiterate our continued support for the humane treatment of animals and our support for the National Council of Chain Restaurants and the Food Marketing Institute's animal welfare program. We place a high priority on this ongoing effort.

Thank you for the opportunity of our ongoing discussion. If this letter accurately describes the understanding between PETA and Denny's, please so indicate by signing a copy of this letter in the space provided below and returning it to my attention.

Sincerely,

Debbie Atkins

Debbie Atkins
Director, Public Relations

Steven Gross

Dr. Steven Gross
People for the Ethical Treatment of Animals

"Great Food and Great Service by Great People... Every Time!"


Denny's

203 East Main Street Spartanburg, SC 29319
864-597-8000

January 27, 2006

Dr. Steven Gross
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Dear Dr. Gross:

Based on our review of McDonald's CAK Report, as well as statement by animal welfare expert Dr. Temple Grandin regarding this emerging technology, Denny's believes that CAK has the potential to become a viable method of poultry slaughter in the United States and for all Denny's suppliers. Accordingly, we will review McDonald's 2006 update to its Report and share its finding (and the findings of its original Report) with the CEOs of all of our poultry suppliers in order to advance the ongoing dialogue at the senior level regarding the prospect of ultimately moving toward the adoption and implementation of this promising technology.

We are taking this action as part of our ongoing commitment to animal welfare and food safety. Thank you for your continued efforts in this regard.

Sincerely,

Debbie Atkins

Debbie Atkins
Director, Public Relations

February 8, 2007



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. St. N.W.
Washington, DC 20549

Via regular and electronic mail: cfletters@sec.gov

Re: Shareholder proposal of People for the Ethical Treatment of Animals ("PETA") for inclusion in the 2007 Proxy Statement of Denny's Corporation

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 26, 2007, submitted to the SEC by Denny's Corporation ("Denny's" or "the company"). The company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(10) asserting that it has been substantially implemented. For the reasons that follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted from the proxy materials.

I. The Proposal Has Not Been Substantially Implemented

The Resolution is very straightforward:

> **RESOLVED**, in order to advance the interests of our company and the welfare of animals killed for its restaurants, shareholders request that the board of directors issue a report to shareholders on the feasibility of requiring its suppliers to phase in "controlled-atmosphere killing" (CAK), the least cruel form of poultry slaughter available. This report should be prepared by the end of November 2007 at a reasonable cost and should omit proprietary information.

As detailed in the company's no action letter, PETA filed a similar resolution at McDonald's for inclusion in its 2005 proxy materials. McDonald's agreed to prepare a report on CAK and the McDonald's Report was issued in mid-2005. PETA had filed substantially the same CAK resolution at Denny's in 2005 and 2006, both of which were withdrawn based on the company's agreeing to supply its poultry suppliers with copies of the McDonald's Report and an update to it, which has yet to be released.

Thus, Denny's argument is not based on the company's implementing the resolution, but rather hinges on its circulating the McDonald's Report to its poultry suppliers, and an agreement to circulate an update to that report as

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS well. Neither circulating the McDonald's Report, nor agreeing to circulate an as-yet-unreleased-update to that Report, constitutes implementation of the proposal under review. Similarly, there is no basis for concluding that the "essential objective of the Proposal" has been implemented. (No Action Letter, p. 2.) The content of Denny's letter proves both points.

A. The Resolution Asks Denny's to Report on Information It Purports To Have Already Compiled

Denny's describes in its No Action Letter its long-standing commitment to the humane treatment of animals. Denny's makes the following claims:

- The company evaluates the "feasibility of requiring its chicken suppliers to phase in controlled-atmosphere killing." (p. 3.)
- The company has "a long-standing policy" aimed at "working with its suppliers to ensure humane animal handling and care." (p. 3).
- Denny's continually works with its suppliers to ensure that the "newest slaughter procedures are thoroughly tested and scientifically evaluated and, if satisfactory to the Company and its suppliers, implemented by its suppliers." (p. 3.)
- "Certain of the Company's suppliers have been and continue to evaluate CAK as a slaughter technique and the Company is committed to continuing to stay abreast of CAK technology." (p. 3.)

Based on these representations, it is evident that Denny's has collected a great deal of information and data on the CAK method, information and data which is more current than the 2005 McDonald's Report. In fact Denny's admits that the McDonald's Report was inclusive "with regard to the humane treatment of animals" and that it concludes that it would be "'premature to require adoption of what is still an emerging technology.'" (p. 3.) Those statements alone beg for additional information and reporting.

Moreover, from the suppliers' point of view, getting a copy of the McDonald's Report from Denny's, is distinctly different from receiving Denny's first hand view on the feasibility of requiring its suppliers to implement CAK. The latter conveys a heightened level of concern and involvement, and telegraphs the same message to the suppliers.

Accordingly, issuing a report to shareholders on the feasibility of phasing in the CAK technology is an obvious way to impart the company's more current findings to shareholders, and is the logical endpoint to Denny's on-going commitment to the issue.

B. There Have Been Substantial Changes in the CAK Field Since Release of the McDonald's Report

Since the McDonald's Report was issued in 2005, CAK has progressed and advanced. Many slaughterhouses in the U.S. have switched to CAK. Agricultural scientists at the University of Arkansas are performing independent studies of the CAK method.[1] Two companies – Dakota

[1] As reported by Tyson Foods, Inc. in its opposition statement to PETA's CAK shareholder resolution filed in 2006.

Provisions and Michigan Turkey Growers – have developed their own patented systems for CAK. A CAK system manufactured by Praxair is being hailed by producers and industry experts like Dr. Temple Grandin as the most significant development in CAK technology in recent years.

Denny's intimation that sending its suppliers the McDonald's Report plus any update that might eventually be released, is tantamount to substantially implementing the proposal, is like saying two week old bread is substantially the same as a fresh-baked loaf. It is just not the same. By the time Denny's issues its report to shareholders as requested in the resolution, the information in the McDonald's Report will be more than two and one-half years old.

Inasmuch as Denny's claims to be of the cutting edge of this important technology, it is time for the company to serve up a fresh loaf, so to speak. Shareholders are entitled to no less.

C. The Staff's Non-Concurrence in Wendy's International and Hormel Foods Corporation Governs the Outcome of Denny's No Action Application

As Denny's correctly points out, the Staff refused to allow similar CAK proposals to be omitted in *Wendy's International, Inc.* (Feb. 8, 2005) and *Hormel Foods Corporation* (Nov. 10, 2005). Wendy's sought to omit the CAK resolution by arguing that it had adopted an animal welfare policy, while Hormel asserted that it had implemented CAK at its own facilities but did not address implementation by its outside suppliers.

While Wendy's and Hormel at least did something, Denny's has done nothing in terms of issuing a report to shareholders on the feasibility of requiring its suppliers to phase in the CAK method. The company purports to be deeply involved in the CAK issue, constantly monitoring and studying the method, and engaging its suppliers in a dialogue, but it has never reported to shareholders as to what it has found. Denny's should be held to the same standard applied in *Wendy's International, Inc.* (Feb. 8, 2005) and *Hormel Foods Corporation* (Nov. 10, 2005).

II. The Proposal Raises Significant Social and Economic Policy Concerns

PETA's proposal provides as much detail as the 500-word limit permits, in terms of describing how the abuse and mistreatment of birds is rampant throughout the food industry, and how it can be remedied. The fact is that such abuse and mistreatment can be virtually eliminated by the implementation of a humane and technologically superior slaughter method. The CAK method enhances the treatment of the animals, improves the workplace environment for the slaughterhouse workforce, and results in a higher quality product. These are serious social and economic policy concerns which lie at the heart of PETA's shareholder resolution.

For the foregoing reasons, we respectfully request that the SEC advise Denny's that it will take enforcement action if the company fails to include PETA's proposal in its 2007 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703-478-5995.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc

cc: J. Scott Melton, Asst. Gen. Counsel (via regular mail)
Matt Prescott (via e-mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Denny's Corporation
Incoming letter dated January 12, 2007

The proposal requests that the board issue a report to shareholders on the feasibility of Denny's requiring its suppliers to phase in controlled-atmosphere killing.

We are unable to concur in your view that Denny's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Denny's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Amanda McManus
Attorney-Adviser

END